Exhibit 1.02

CONFLICT MINERALS REPORT
For Diebold, Incorporated
For the Year Ended December 31, 2013

Introduction
This Conflict Minerals Report (the “Report”) of Diebold, Incorporated, including its consolidated subsidiaries (“Diebold,” “we,” or “our”) is filed as an exhibit to Form SD as required by Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2013 through December 31, 2013 (the “Reporting Period”).
Forward-looking statements contained in this Report are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to Diebold’s compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, Diebold’s customers’ requirements to use certain suppliers, Diebold’s suppliers’ responsiveness and cooperation with Diebold’s due diligence efforts, Diebold’s ability to implement improvements in its conflict minerals program and the Diebold’s ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see Diebold’s other filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2013 and subsequent Quarterly Reports on Form 10-Q. Diebold makes these statements as of the date of this disclosure, and undertakes no obligation to update them unless otherwise required by law.
Reasonable Country of Origin Inquiry and Determination
Diebold identified the potential use of certain minerals (i.e., columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten) (“Conflict Minerals”) in the production of Diebold manufactured or contracted to manufacture products. Therefore, for the Reporting Period, a reasonable country of origin inquiry (“RCOI”), which was reasonably designed, was launched to determine if any of the Conflict Minerals contained in our products originated in the Democratic Republic of the Congo or an adjoining country (each a “Covered Country”) or come from recycled or scrap sources.
Diebold engaged its top 178 suppliers that provided parts and materials directly to Diebold for the manufacturing of its products (“First Tier Suppliers”), and used the Electronic Industry Citizenship Coalition, Incorporated and Global e-Sustainability Initiative (“EICC-GeSI”) template to make inquiries of those suppliers about the source of Conflict Minerals contained in Diebold products. Based on both the First Tier Suppliers’ direct responses regarding origin of their Conflict Minerals, and Diebold’s RCOI response validation and data collection, there is a possibility that certain of the Conflict Minerals in our manufactured or contracted to manufacture products for the Reporting Period may have originated in a Covered Country and are not from recycled or scrap sources.

Due Diligence
Design of Due Diligence
Diebold’s due diligence process was designed to conform, in all material respects, with the framework in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for tin, tantalum, and tungsten and for gold.
Due Diligence Measures Performed

1.	Establish strong company management systems

Diebold’s due diligence measures were designed and performed by the global procurement group with oversight and guidance from executive leadership, legal, compliance and internal audit teams as well as consultants as deemed appropriate. Diebold also established and issued its Sustainable Supply Chain Policy, which discloses Diebold’s objective to improve the quality of supply chain disclosure and transparency. This policy has been communicated to our First Tier Suppliers through web-based and other direct communications. Diebold also requested our First Tier Suppliers to provide information about the source of Conflict Minerals in its products using the EICC-GeSI template.

2.	Identify and assess risks in the supply chain

We sent an initial communication to a select pilot group of First Tier Suppliers and then to all other First Tier Suppliers. The written communication to suppliers was generated by the Diebold Chief Supply Chain Officer.
We required our First Tier Suppliers to submit responses to the EICC-GeSI template and achieved a 100% response rate. In addition, to account for future parts sourcing, on each occasion that an engineering change is used for a new part or a part change, the supplier will be prompted to verify no change to its current responses to the EICC-GeSI template or submit new and/or updated responses to the EICC-GeSI template.
To verify the data received from our First Tier Suppliers, a systematic approach was followed. First, coded logic from the EICC-GeSI template built into supplier responses determined whether the answers to the inquiries were a valid response type. Second, the Sourcing Manager, who manages the supplier relationship, reviewed it to confirm that the responses were logical and to identify any conflicting information such as a response in a field stating the supplier does not use gold and then later reporting the gold comes from a Covered Country. In case a response was determined to be not valid, the Sourcing Manager followed up with that supplier to obtain a revised and valid response. Upon three failed attempts, the Sourcing Manager escalated the matter to the team manager, who then escalated it to the department director, if necessary, until a valid response was received.

3.	Design and implement a strategy to respond to identified risks

Diebold has communicated to its First Tier Suppliers that it expects them and, in turn, their suppliers, to adhere to our Sustainable Supply Chain Policy and cooperate in our efforts to gain enhanced supply chain transparency.

4.	Carry out independent third-party audit of smelter’s/refiner’s due diligence practices

We do not have direct relationships with smelters or refiners of Conflict Minerals. Therefore, we do not carry out audits of these facilities.

5.	Report annually on supply chain due diligence

This Report is publicly available on our website at http://www.diebold.com/our-company/overview/Documents/DBDConflictMineralsReport2013.pdf and is filed with the SEC.
Results of Review
Smelters/Refiners
We asked our First Tier Suppliers for information about the smelters and refiners that process the Conflict Minerals in our products, but they were unable to provide the names of any smelters or refiners of those Conflict Minerals. Therefore, because we could not confirm that our Conflict Minerals passed through specific smelters and refiners, we have not disclosed any names of smelters or refiners in this Report.
Countries of Origin
Despite our due diligence efforts and engagement with our First Tier Suppliers, we do not have sufficient information to determine the countries of origin of the Conflict Minerals in our products.
Efforts to Determine Mine or Location of Origin
We have determined that the most reasonable effort we can make to determine the mines or locations of origin on our Conflict Minerals is to seek information from our First Tier Suppliers about the smelters and refiners in our supply chain and to instruct them that we expect them to make the same inquiry of their suppliers. We seek that information by conducting the measures described in this Report.
Steps to Mitigate Risk
For the period from January 1, 2014 to December 31, 2014, we will continue our efforts to obtain better visibility into our supply chain. As we enter into new supply contracts or renew existing contracts, we intend to add, to the extent possible, provisions to those agreements that would require suppliers to provide information about Conflict Minerals used in parts and materials supplied to us. We intend to continue to urge suppliers to investigate their supply chains to clarify and eliminate all undetermined or unknown responses. Additionally, we will ensure that EICC-GeSI templates are updated on an annual basis by applicable suppliers.